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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 3)

MEEMIC Holdings, Inc. (Name of Issuer)
MEEMIC Holdings, Inc. ProAssurance Corporation Professionals Group, Inc. ProNational Insurance Company, Inc. Meemic Merger Corp. Dr. A. Derrill Crowe (Names of Person(s) Filing Statement)
Common Stock, No Par Value (Title of Class of Securities)
585135106 (CUSIP Number of Class of Securities)

Victor T. Adamo
President
ProAssurance Corporation
100 Brookwood Place, Suite 500
Birmingham, Alabama 35209-6811
(205) 877-4400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Mark A. Metz, Esq. Dykema Gossett PLLC 400 Renaissance Center Detroit, MI 48243 (313) 568-5434	Jack Stephenson, Esq. Burr & Forman LLP 420 North 20th Street, Suite 3100 Birmingham, AL 35203 (205) 458-5201

        This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$33,412,022	$3,073.91

*
Estimated for the purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 1,073,518 shares of common stock, no par value, of MEEMIC Holdings, Inc. by $29.00 per share and multiplying 120,000 shares of common stock for each Company Option outstanding by $19.00 which represents the difference between the $29.00 and the exercise price of $10.00 for the options. Such number of shares represents the 6,683,563 shares outstanding as of July 30, 2002, less the 5,610,045 shares of common stock of MEEMIC Holdings, Inc. beneficially owned by ProNational Insurance Company on that date, which shares are not subject to the going-private transaction.

**
The amount of the filing fee equals .0092 percent of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,073.91
Form or Registration No.:	PREM 14A
Filing Party:	MEEMIC Holdings, Inc.
CIK Code:	0001072815
File Number:	001-14673
Date Filed:	July 30, 2002

SECTION 13E—3 TRANSACTION STATEMENT

INTRODUCTION

        This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by MEEMIC Holdings, Inc., a Michigan corporation ("MEEMIC Holdings"), ProNational Insurance Company, a Michigan insurance company, MEEMIC Holdings' controlling shareholder and a wholly owned subsidiary of Professionals Group ("ProNational"), Meemic Merger Corp., a Michigan corporation and a wholly owned subsidiary of ProNational ("Merger Sub"), Professionals Group, Inc., a Michigan corporation and a wholly owned subsidiary of ProAssurance ("Professionals Group"), ProAssurance Corporation, a Delaware corporation ("ProAssurance"), and Dr. A. Derrill Crowe ("Dr. Crowe"), in connection with the Agreement and Plan of Merger, dated as of July 9, 2002 (as amended as of September 18, 2002, the "Merger Agreement"), by and among MEEMIC Holdings, ProNational and Merger Sub.

        The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, including, without limitation, approval of the Merger Agreement by the independent shareholders of MEEMIC Holdings, (a) MEEMIC Holdings will make a tender offer for any and all of its outstanding shares, other than those owned by ProNational, at a price of $29.00 per share net in cash (the "Tender Offer"), and (b) following the completion of the Tender Offer, Merger Sub will merge with and into MEEMIC Holdings (the "Merger"), with MEEMIC Holdings continuing as the surviving corporation, MEEMIC Holdings will become a direct wholly owned subsidiary of ProNational, each outstanding share of common stock, no par value (the "Common Stock"), of MEEMIC Holdings other than shares owned by ProNational will be canceled and shares held by shareholders other than ProNational will be converted into the right to receive $29.00 in cash.

        Concurrently with the filing of this Amendment to the Schedule 13E-3, MEEMIC Holdings is filing with the Securities and Exchange Commission a tender offer statement on Schedule TO ("Schedule TO"), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to MEEMIC Holdings offer to purchase all of its Common Stock that are not owned by ProNational at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as exhibits to the Schedule TO. There are currently 6,672,343 shares of Common Stock of MEEMIC Holdings issued and outstanding, including the 5,610,045 issued and outstanding shares owned by ProNational. ProNational's shares will not be tendered pursuant to the Offer.

        In this Schedule 13E-3, all information concerning MEEMIC Holdings has been supplied by MEEMIC Holdings, and all information concerning ProNational, ProAssurance, Professionals Group, Merger Sub and Dr. Crowe has been provided by each of the respective parties. For purposes of this Schedule 13E-3, ProAssurance, Professionals Group, ProNational, Merger Sub and Dr. Crowe are considered affiliates of MEEMIC Holdings. On July 9, 2001, ProAssurance, Professionals Group and ProNational filed a Schedule 13D in connection with their acquisition of control of MEEMIC Holdings as a result of the consolidation of Medical Assurance, Inc. and Professionals Group under ProAssurance. On April 17, 2002, ProAssurance, Professionals Group and ProNational filed an amendment to their statement on Schedule 13D principally to disclose the present intention of ProAssurance, Professionals Group and ProNational with respect to the proposed purchase of the shares of Common Stock of MEEMIC Holdings. Such reports can be inspected at, and obtained from, the Securities and Exchange Commission's site on the Internet at http://www.sec.gov. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

        The cross reference sheet previously furnished in this Schedule 13E-3, as amended, was supplied pursuant to the General Instructions to Schedule 13E-3 and shows the location in the Proxy Statement which was previously filed with the Securities and Exchange Commission on October 16, 2002. The purpose of this Amendment is to supplement the cross references previously made by adding cross references to relevant sections of the Offer to Purchase containing information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all Appendices thereto, and the Offer to Purchase, and the Annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the Offer to Purchase and the Appendices and Annexes thereto. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement and the Offer to Purchase. To the extent information in the Offer to Purchase and the Proxy Statement is contradictory or inconsistent, the information in the Offer to Purchase shall control.

        The following cross references are added:

ITEM 1.	SUMMARY TERM SHEET.
REGULATION M-A ITEM 1001
The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION.
REGULATION M-A ITEM 1002
(a)	NAME AND ADDRESS. The information set forth in the Offer to Purchase under Section 19 ("Subject Company Information") is incorporated herein by reference.
(b)	SECURITIES. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.
(c)
TRADING MARKET AND PRICE. The information set forth in the Offer to Purchase under Section 6 ("Market Price of MEEMIC Holdings Common Stock and Dividend Information") is incorporated herein by reference.
(d)	DIVIDENDS. The information set forth in the Offer to Purchase under Section 6 ("Market Price of MEEMIC Holdings Common Stock and Dividend Information") is incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
REGULATION M-A ITEM 1003(a) THROUGH (c)
(a), (b)
NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES. The information set forth in the Offer to Purchase under Section 19 ("Subject Company Information"), Section 20 ("Identity and Background of Certain Persons") and in Appendix C to the Offer to Purchase is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION.
REGULATION M-A ITEM 1004(a) and (c) through (f)
(a)	MATERIAL TERMS
(a)(1)	TENDER OFFERS.
(a)(1)(i)	SECURITIES. The information set forth in the Offer to Purchase under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(ii)	CONSIDERATION. The information set forth in the Offer to Purchase under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(iii)	SCHEDULED EXPIRATION DATE. The information set forth in the Offer to Purchase under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(iv)	SUBSEQUENT OFFERING PERIOD. Not applicable.
(a)(1)(v)	EXTENSION OF OFFER. The information set forth in the Offer to Purchase under Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.

(a)(1)(vi)	WITHDRAWAL RIGHTS. The information set forth in the Offer to Purchase under Section 4 ("Withdrawal Rights") is incorporated herein by reference.
(a)(1)(vii)	PROCEDURES. The information set forth in the Offer to Purchase under Section 3 ("Procedures for Tendering Shares") and Section 4 ("Withdrawal Rights") is incorporated herein by reference.
(a)(1)(viii)	ACCEPTANCE. The information set forth in the Offer to Purchase under Section 2 ("Acceptance for Payment and Payment for Shares") is incorporated herein by reference.
(a)(1)(ix)
PRO RATA. MEEMIC Holdings is offering to purchase all of the outstanding Shares of common stock of MEEMIC Holdings. ProNational has agreed with MEEMIC Holdings that it will not tender any Shares pursuant to the Offer. Thus, MEEMIC Holdings does not believe that its offer for tenders will be oversubscribed and has no plans to accept the Shares on a pro rata basis.
(a)(1)(x)
MATERIAL DIFFERENCES. The information set forth in the Offer to Purchase under "Summary Term Sheet," Section 5 ("Certain Federal Income Tax Consequences") and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(1)(xi)	ACCOUNTING TREATMENT. The information set forth in the Offer to Purchase under Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(1)(xii)	INCOME TAX CONSEQUENCES. The information set forth in the Offer to Purchase under Section 5 ("Certain Federal Income Tax Consequences") is incorporated herein by reference.
(a)(2)	MERGERS OR SIMILAR TRANSACTIONS.
(a)(2)(i)	TRANSACTION DESCRIPTION. The information set forth in the Offer to Purchase under "Summary Term Sheet" and Section 18 ("The Merger Agreement") is incorporated herein by reference.
(a)(2)(ii)	CONSIDERATION. The information set forth in the Offer to Purchase under "Summary Term Sheet" and Section 18 ("The Merger Agreement") is incorporated herein by reference.
(a)(2)(iii)
REASONS FOR TRANSACTION. The information set forth in the Offer to Purchase under "Summary Term Sheet," Section 11 ("Background of the Offer and Merger"), Section 12 ("Purposes of the Offer") and Section 13 ("Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement") is incorporated herein by reference.
(a)(2)(iv)
VOTE REQUIRED FOR APPROVAL. The information set forth in the Offer to Purchase under Section 18 ("The Merger Agreement") is incorporated herein by reference. On December 10, 2002, at the annual meeting of shareholders of MEEMIC Holdings, the required approval was received.
(a)(2)(v)
DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information set forth in the Offer to Purchase under "Summary Term Sheet," Section 5 ("Certain Federal Income Tax Consequences") and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(2)(vi)	ACCOUNTING TREATMENT. The information set forth in the Offer to Purchase under Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(2)(vii)	INCOME TAX CONSEQUENCES. The information set forth in the Offer to Purchase under Section 5 ("Certain Federal Income Tax Consequences") is incorporated herein by reference.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
REGULATION M-A ITEM 1005(a) through (c) and (e)
(e)	AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Offer to Purchase under Section 18 ("The Merger Agreement") is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
REGULATION M-A ITEM 1006(b) and (c)(1) through (8)
(b)	USE OF SECURITIES ACQUIRED. The information set forth in the Offer to Purchase under Section 18 ("The Merger Agreement") is incorporated herein by reference.
(c)
PLANS. The information set forth in the Offer to Purchase under Section 12 ("Purposes of the Offer"), Section 15 ("Plans for MEEMIC Holdings After the Merger"), Section 17 ("Certain Effects of the Offer and Merger") and Section 18 ("The Merger Agreement") is incorporated herein by reference.
ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-A ITEM 1007
(a), (b)	SOURCE OF FUNDS; CONDITIONS. The information set forth in the Offer to Purchase under Section 7 ("Sources of Funds; Fees and Expenses").
ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
REGULATION M-A ITEM 1008
(a)	SECURITIES OWNERSHIP. The information set forth in the Offer to Purchase under Section 21 ("Security Ownership of Management and Certain Beneficial Ownership").
(b)	SECURITIES TRANSACTIONS. The information set forth in the Offer to Purchase under Section 22 ("Certain Transactions in the Common Stock") is incorporated herein by reference.
ITEM 13.	FINANCIAL STATEMENTS.
REGULATION M-A ITEM 1010(a) through (b)
(a)
FINANCIAL INFORMATION. The information set forth in the Offer to Purchase under Section 23 ("Selected Financial Data") and Section 25 ("Incorporation of Certain Documents by Reference"), in Item 8, "Financial Statements and Supplementary Data," of MEEMIC Holdings' most recent Annual Report on Form 10-K and in Item 1, "Financial Statements," of MEEMIC Holdings' most recent Quarterly Report on Form 10-Q is incorporated herein by reference.
(b)	PRO FORMA INFORMATION. The information set forth in the Offer to Purchase under Section 24 ("Pro Forma Data") is incorporated herein by reference.
ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
REGULATION M-A ITEM 1009
(a)
SOLICITATIONS OR RECOMMENDATIONS. The information set forth in the Offer to Purchase under Section 7 ("Sources of Funds; Fees and Expenses) and Section 14 ("Opinion of the Financial Advisor to the Exploratory Committee") is incorporated herein by reference.
ITEM 15.	ADDITIONAL INFORMATION.
REGULATION M-A ITEM 1011(b)
(b)	OTHER MATERIAL INFORMATION. The entirety of the Offer to Purchase is incorporated herein by reference.

The following exhibits are hereby added to this Schedule 13E-3, as amended.

* * * * *

ITEM 16.	EXHIBITS.
REGULATION M-A ITEM 1016(a) through (d), (f) and (g)
(a)(4)
Offer to Purchase, dated December 23, 2002, including all annexes thereto, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(A) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(5)
Letter of Transmittal, dated December 23, 2002, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(B) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(6)
Notice of Guaranteed Delivery, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(C) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(7)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(D) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(8)
Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to their clients, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(E) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(9)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(F) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(10)
Press release issued by MEEMIC Holdings, Inc., dated December 23, 2002, announcing the commencement of the Offer, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(G) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(11)
Shareholder Letter, dated December 23, 2002, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(H) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this amendment to this statement is true, complete and correct.

Dated December 23, 2002

MEEMIC HOLDINGS, INC.
By:	/s/ LYNN M. KALINOWSKI Lynn M. Kalinowski President
PRONATIONAL INSURANCE COMPANY
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Chief Executive Officer
MEEMIC MERGER CORP.
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Incorporator
PROASSURANCE CORPORATION
By:	/s/ VICTOR T. ADAMO Victor T. Adamo President
PROFESSIONALS GROUP, INC.
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Chief Executive Officer
/s/ A. DERRILL CROWE A. Derrill Crowe

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SECTION 13E—3 TRANSACTION STATEMENT INTRODUCTION
SIGNATURES